Exhibit 4.1

COMPOSITE
ACE CASH EXPRESS, INC.
1997 STOCK INCENTIVE PLAN
(AS AMENDED THROUGH NOVEMBER 14, 2003)

     On August 4, 1997, the Board of Directors of Ace Cash Express, Inc. adopted the following 1997 Stock Incentive Plan:

     1. PURPOSE. The purpose of the Plan is to provide key employees with a proprietary interest in the Company through the granting of options and Restricted Stock Awards which will

(a)	increase the interest of the key employees in the Company’s and its Subsidiaries’ welfare;

(b)	furnish an incentive to the key employees to continue their services for the Company and its Subsidiaries; and

(c)	provide a means through which the Company and its Subsidiaries may attract able persons to enter its employ.

     2. ADMINISTRATION. The Plan will be administered by the Committee.

     3. PARTICIPANTS. The Committee shall, from time to time, select the particular key employees of the Company and its Subsidiaries to whom options and Restricted Stock Awards are to be granted and who will, upon such grant, become participants in the Plan. For purposes of the Plan, “key employees” are those officers and employees whose performance and responsibilities are determined by the Committee to be influential to the success of the Company and its Subsidiaries.

     4. STOCK OWNERSHIP LIMITATION. No Incentive Option may be granted to a key employee who owns more than 10% of the voting power of all classes of capital stock of the Company or its Parent or Subsidiaries; except that this limitation will not apply if the option price is at least 110% of the fair market value of the Common Stock at the time the Incentive Option is granted and the Incentive Option is not exercisable more than five years from the date it is granted.

     5. SHARES SUBJECT TO PLAN. The Board may not grant options and Restricted Stock Awards under the Plan in the aggregate for more than 2,115,000 shares of Common Stock of the Company, including (without limitation) to any key employee, but this number may be adjusted to reflect, if deemed appropriate by the Committee, any stock dividend, stock split, share combination, recapitalization, or the like of or by the Company. Shares to be optioned and sold or to be granted as Restricted Stock Awards may be made available or granted from either authorized but unissued Common Stock or Common Stock held by the Company in its treasury. Shares that by reason of the expiration, forfeiture or cancellation of an option or Restricted Stock Award or otherwise are no longer subject to purchase pursuant to an option, or are no longer outstanding as a Restricted Stock Award, granted under the Plan may be re-offered under the Plan.

     6. LIMITATION ON AMOUNT. The aggregate fair market value (determined at the time of grant) of the shares of Common Stock which any key employee is first eligible to purchase in any calendar year by exercise of Incentive Options granted under the Plan and all incentive stock option plans of the Company or its Parent or Subsidiaries shall not exceed $100,000. For this purpose, the fair market value (determined at the date of grant of each option) of the Common Stock purchasable by exercise of an Incentive Option (or an installment thereof) shall be counted against the $100,000 annual limitation for a key employee only for the calendar year such Common Stock is first purchasable under the terms of the option.

     7. ALLOTMENT OF SHARES. The Committee shall determine the number of shares of Common Stock to be offered from time to time by grant of options and Restricted Stock Awards to key employees of the Company or its Subsidiaries. The grant of an option or a Restricted Stock Award to a key employee shall not be deemed to entitle the employee to, or to disqualify the employee from, participation in any other grant of options or Restricted Stock Awards under the Plan.

     8. GRANT OF OPTIONS. All options under the Plan shall be granted by the Committee, which is authorized to grant Incentive Options and Nonqualified Options under the Plan. Each grant of options shall be evidenced by a stock option agreement containing such terms and provisions as are approved by the Committee, but not inconsistent with the Plan, including (without limitation) provisions that may be necessary to assure that any option that is intended to be an Incentive Option will comply with Section 422 of the Internal Revenue Code. The Company shall execute stock option agreements upon instructions from the Committee. The Plan shall be submitted to the Company’s shareholders for approval. The Committee may grant options under the Plan prior to the time of shareholder approval, and those options will be effective when granted, but if for any reason the shareholders of the Company do not approve the Plan prior to one year from the date of adoption of the Plan by the Board, all options granted under the Plan will be terminated and of no effect. No option may be exercised in whole or in part prior to such shareholder approval. A stock option agreement may provide that the participant may request approval from the Committee to exercise an option or a portion thereof by tendering shares of Common Stock, at the fair market value per share on the date of exercise, in lieu of cash payment of the exercise price.

     9. OPTION PRICE. The option price of an Incentive Option shall not be less than 100% of the fair market value per share of the Common Stock (or 110% of such value if required by Section 4) on the date the Incentive Option is granted. The Committee shall determine the fair market value of the Common Stock on the date of grant of the Incentive Option, using any reasonable valuation method, and shall set forth the determination in the resolutions it adopts or in minutes.

     10. OPTION PERIOD. The Option Period will begin on the date the option is granted, which will be the date the Committee authorizes the option unless the Committee specifies another date (which can only be a later date if the option is an Incentive Option). No option may terminate later than ten years from the date the option is granted. The Committee may provide for the exercise of options in installments and upon such terms, conditions, and restrictions as it may determine. The Committee may provide for termination of the option in the case of termination of employment or for any other reason.

     11. RIGHTS IN EVENT OF DEATH OR DISABILITY. If a participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Internal Revenue Code) prior to expiration of his or her right to exercise an option in accordance with the provisions of the applicable stock option agreement without having totally exercised the option, the option may be exercised, to the extent of the shares with respect to which the option could have been exercised by the participant on the date of his or her death or disability (or to such other extent provided in the stock option agreement), (a) in the case of death, by the participant’s estate or by the person who acquired the right to exercise the option by bequest or inheritance or by reason of the death of the participant, or (b) in the case of disability, by the participant or his or her personal representative, provided the option is exercised prior to the date of its expiration or not more than 180 days after the date of termination of the participant’s employment because of his or her death or disability (or such other date as may be provided in the stock option agreement), whichever first occurs. The date of disability of a participant shall be determined by the Committee.

     12. PAYMENT AND EXERCISE OF OPTION. Full payment for shares purchased upon exercising an option shall be made at the time of exercise in cash or by check, or if the stock option agreement so permits, by tendering shares of Common Stock at the fair market value per share at that time, or on such other terms as are set forth in the applicable stock option agreement. No shares may be issued until full payment of the purchase price therefor has been made, and a participant will have none of the rights of a shareholder of the Company regarding those shares until those shares are issued to him. In addition, the participant shall tender payment of such amount as may be requested by the Company, if any, for the purpose of satisfying its liability to withhold federal, state, or local income or other taxes incurred by reason of the exercise of an option.

     Options granted under the Plan may be exercised during the Option Period at such times, in such amounts, in accordance with such terms, and subject to such restrictions as are set forth in the applicable stock option agreements.

   A stock option agreement may provide for acceleration of exercise upon termination of employment for any reason. In no event may an option be exercised or shares be issued pursuant to the exercise of an option if any requisite action, approval, or consent of any governmental authority of any kind having jurisdiction over the exercise of options shall not have been taken or secured.

     13. TERMS AND CONDITIONS OF RESTRICTED STOCK AWARDS. Each Restricted Stock Agreement shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of such Restricted Stock Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Agreements need not be identical, but each such Restricted Stock Agreement shall be subject to the terms and conditions of this Section 13.

     (a) Forfeiture Restrictions. Shares of Common Stock that are the subject of a Restricted Stock Award shall be subject to restrictions on disposition by the Grantee and to an obligation of the Grantee to forfeit and surrender the shares to the Company under certain circumstances (“Forfeiture Restrictions”). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse on the passage of time, the attainment of one or more performance targets established by the Committee, or the occurrence of such other event or events determined to be appropriate by the Committee. The Forfeiture Restrictions applicable to a particular Restricted Stock Award (which may differ from any other such Restricted Stock Award) shall be stated in the Restricted Stock Agreement.

     (b) Restricted Stock Awards. At the time any Restricted Stock Award is granted under the Plan, the Company and the Grantee shall enter into a Restricted Stock Agreement setting forth each of the matters addressed in this Section 13 and such other matters as the Committee may determine to be appropriate. Shares of Common Stock granted pursuant to a Restricted Stock Award shall be represented by a stock certificate registered in the name of the Grantee of such Restricted Stock Award. The Grantee shall have the right to receive dividends with respect to the shares of Common Stock subject to a Restricted Stock Award, to vote the shares of Common Stock subject thereto and to enjoy all other shareholder rights with respect to the shares of Common Stock subject thereto, except that, unless provided otherwise in the Restricted Stock Agreement, (i) the Grantee shall not be entitled to delivery of the shares of Common Stock or the certificate representing them until the Forfeiture Restrictions have expired, (ii) the Company or an escrow agent shall retain custody of the shares of Common Stock and the certificate representing them until the Forfeiture Restrictions have expired, (iii) the Grantee may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the shares of Common Stock until the Forfeiture Restrictions subject thereto have expired, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Agreement shall cause a forfeiture of the Restricted Stock Award. At the time of any Restricted Stock Award, the Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Award, including (without limitation) rules pertaining to the termination of the Grantee’s employment with the Company or a Subsidiary (by retirement, disability, death or otherwise) before expiration of the Forfeiture Restrictions. Such additional terms, conditions or restrictions shall also be set forth in a Restricted Stock Agreement made in connection with the Restricted Stock Award.

     (c) Rights and Obligations of Grantee. One or more stock certificates representing shares of Common Stock, free of Forfeiture Restrictions, shall be delivered to the Grantee promptly after, and only after, the Forfeiture Restrictions with respect to such shares have expired. Each Restricted Stock Agreement shall require that (i) the Grantee, by his or her acceptance of the Restricted Stock Award, shall irrevocably grant to the Company a power of attorney to transfer any shares so forfeited to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer, and (ii) such provisions regarding transfers of forfeited shares of Common Stock shall be specifically performable by the Company in a court of equity or law.

     (d) Restriction Period. The Restriction Period for a Restricted Stock Award shall commence on the date of grant of the Restricted Stock Award and, unless otherwise established by the Committee and stated in the corresponding Restricted Stock Agreement, shall expire upon satisfaction of the conditions set forth in the Restricted Stock Agreement pursuant to which the Forfeiture Restrictions will lapse.

     (e) Securities Restrictions. The Committee may impose other conditions on any shares of Common Stock subject to a Restricted Stock Award as it may deem advisable, including, without limitation, (i) restrictions under applicable state or federal securities laws, and (ii) the requirements of any stock exchange or market quotation system upon which shares of Common Stock are then listed or quoted.

     (f) Payment for Restricted Stock. The Committee shall determine the amount and form of any payment required to be made for shares of Common Stock subject to a Restricted Stock Award. In the absence of such a determination, the Grantee shall not be required to make any payment for shares of Common Stock subject to a Restricted Stock Award, except to the extent otherwise required by law.

     (g) Forfeiture of Restricted Stock. Subject to the provisions of the particular Restricted Stock Agreement, on termination of the Grantee’s employment with the Company or a Subsidiary during the Restriction Period, the shares of Common Stock subject to the Restricted Stock Award shall be forfeited by the Grantee. Upon any forfeiture, all rights of the Grantee with respect to the forfeited shares of Common Stock subject to the Restricted Stock Award shall cease and terminate, without any further obligation on the part of the Company, except that if so provided in the Restricted Stock Agreement applicable to the Restricted Stock Award, the Company shall repurchase each of the shares of Common Stock forfeited for the purchase price per share paid by the Grantee. The Committee will have discretion to determine whether the employment of a Grantee has terminated and the date on which such employment terminated and whether the Grantee’s employment terminated as a result of the disability of the Grantee.

     (h) Lapse of Forfeiture Restrictions in Certain Events; Committee’s Discretion. Notwithstanding the provisions of Section 13(g) or any other provision in the Plan to the contrary, the Committee may, in its discretion and as of a date determined by the Committee, fully vest any or all Common Stock awarded to the Grantee pursuant to a Restricted Stock Award, and upon such vesting, all Forfeiture Restrictions applicable to such Restricted Stock Award shall lapse or terminate. Any action by the Committee pursuant to this Section 13(h) may vary among individual Grantees and may vary among the Restricted Stock Awards held by any individual Grantee. Notwithstanding the preceding provisions of this Section 13(h), the Committee may not take any action described in this Section 13(h) with respect to a Restricted Stock Award that has been designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code.

     14. CAPITAL ADJUSTMENTS AND REORGANIZATIONS. The number of shares of Common Stock covered by each outstanding option and each outstanding Restricted Stock Award granted under the Plan and the option or purchase price may be adjusted to reflect, as deemed appropriate by the Committee, any stock dividend, stock split, share combination, exchange of shares, sale of all or substantially all outstanding capital stock, recapitalization, merger, consolidation, separation, reorganization, sale of all or substantially all assets, liquidation, or the like of or by the Company.

     In the event of a merger, consolidation, share exchange, sale of all or substantially all outstanding capital stock, reorganization, sale of all or substantially all assets, liquidation, recapitalization, separation, or the like of or by the Company, (i) the Company (acting by or through the Board or the Committee) may make such arrangements as it deems advisable with respect to outstanding options granted under the Plan, and those arrangements shall be binding upon each participant who holds an outstanding option granted under the Plan, including (without limitation) arrangements for the substitution of new options for any options then outstanding (by conversion or otherwise), the assumption of any such outstanding options, or the payment for any such outstanding options, and (ii) unless the terms of the applicable Restricted Stock Agreement otherwise provide, the Forfeiture Restrictions applicable to each outstanding Restricted Stock Award shall lapse and shares of Common Stock subject to such Restricted Stock Award shall be released from escrow, if applicable, and delivered to the Grantees free of any Forfeiture Restriction. Any such arrangements relating to an Incentive Option shall comply with the requirements of Section 422 of the Internal Revenue Code and the regulations thereunder. If (a) the Company becomes a party to an agreement providing for the merger, consolidation, or share exchange of or by the Company, any other sale of all or substantially all of the outstanding Common Stock, or any sale of all or substantially all of the assets of the Company (any such transaction, a “Transaction”) and the agreement provides that the holders of the outstanding shares of Common Stock will receive cash, securities, or other property directly or indirectly from one or more persons or entities other than the Company or any of its Subsidiaries (collectively, if more than one, the “Purchaser”) upon the effectiveness of the Transaction, and (b) the Company does not make arrangements for the substitution of new options from the Purchaser for any options then outstanding (by conversion or otherwise), the assumption of such options by the Purchaser, or the payment for such options, then the Plan shall terminate and any options outstanding under the Plan shall terminate upon the effectiveness of such Transaction; provided, however, that all outstanding options granted under the Plan (whether or not theretofore vested or exercisable) shall become immediately exercisable during the ten days immediately preceding the effective date of such Transaction as well as on the effective date of the Transaction until it is effective. If the options will so terminate upon the effectiveness of a Transaction, the Company shall give each holder of an option at least ten days’ notice of the opportunity to exercise his or her options before such termination. The Company shall, prior to the effectiveness of the Transaction, issue all Common Stock purchased by exercise of outstanding options, and such Common Stock shall be treated as issued and outstanding for purposes of the Transaction.

     15. NON-ASSIGNABILITY. Incentive Options and, unless specified in the applicable stock option agreement, Nonqualified Options may not be transferred other than by will or by the laws of descent and distribution. Except to the extent provided in Section 11, during a participant’s lifetime, Incentive Options and, unless specified in the applicable stock option agreement, Nonqualified Options granted to a participant may be exercised only by the participant.

     16. INTERPRETATION AND LIABILITY. The Committee shall interpret the Plan and shall prescribe such rules and regulations in connection with the operation of the Plan as it determines to be advisable for the administration of the Plan. The Committee may rescind and amend its rules and regulations. Neither the Committee nor any member thereof shall be liable for any action, omission, interpretation, construction, or determination made in connection with the Plan in good faith, and the members of the Committee shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage, or expense (including, without limitation, attorneys’ fees) arising therefrom to the full extent permitted by law and the Articles of Incorporation and the Bylaws of the Company.

     17. AMENDMENT OR DISCONTINUANCE. The Plan may be amended or discontinued by the Board or the Committee without the approval of the shareholders of the Company, except that any amendment that would (a) materially increase the number of securities that may be issued under the Plan or (b) materially modify the requirements of eligibility for participation in the Plan must be approved by the shareholders of the Company.

     18. EFFECT OF PLAN. Neither the adoption of the Plan nor any action of the Board or the Committee shall be deemed to give any key employee any right to be granted an option to purchase Common Stock or any other rights except as may be evidenced by a stock option agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and on the terms and conditions expressly set forth therein. The existence of the Plan and the options granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, or shares of preferred stock ahead of or affecting the Common Stock or the rights of the holders thereof, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding. Nothing in this Plan shall be construed as conferring upon any participant the right to continue as an employee, officer, or director of the Company.

     19. TERM. Unless sooner terminated by action of the Board, this Plan will terminate on August 4, 2007. The Committee may not grant options under the Plan after that date, but options granted before that date will continue to be effective in accordance with their terms.

     20. APPLICABLE LAW. This Plan shall be construed and enforced in accordance with, and governed by, the laws of the State of Texas.

     21. DEFINITIONS. For the purpose of this Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

(a)	“Board” means the Board of Directors of the Company.

(b)	“Committee” means the committee of the Board appointed to administer the Plan, or in the absence of such a committee, the entire Board.

(c)	“Common Stock” means the Common Stock which the Company is currently authorized to issue or may in the future be authorized to issue (as long as the common stock varies from that currently authorized, if at all, only in amount of par value).

(d)	“Company” means Ace Cash Express, Inc., a Texas corporation.

(e)	“Incentive Option” means an option granted under the Plan which meets the requirements of Section 422 of the Internal Revenue Code.

(f)	“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and any successor statute.

(g)	“Nonqualified Option” means an option granted under the Plan which is not an Incentive Option.

(h)	“Option Period” means the period during which an option may be exercised.

(i)	“Parent” means any corporation in an unbroken chain of corporations ending with the Company if, at the time of granting of the option, each of the corporations other than the Company owns capital stock possessing 50% or more of the total combined voting power of all classes of capital stock in one of the other corporations in the chain.

(j)	“Plan” means this 1997 Stock Incentive Plan as may be amended from time to time.

(k)	“Subsidiary” means any corporation in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the option, each of the corporations other than the last corporation in the unbroken chain owns capital stock possessing 50% or more of the total combined voting power of all classes of capital stock in one of the other corporations in the chain, and “Subsidiaries” means more than one of any such corporations.

(l)	“Grantee” means a key employee to whom a Restricted Stock Award has been granted under the Plan.

(m)	“Restriction Period” means the period during which the Common Stock under a Restricted Stock Award is nontransferable and subject to Forfeiture Restrictions, as defined in Section 13(a) of the Plan, set forth in the related Restricted Stock Agreement.

(n)	“Restricted Stock Agreement” means the written agreement evidencing the grant of a Restricted Stock Award executed by the Company and the Grantee, including (without limitation) any amendments thereto. Each Restricted Stock Agreement shall be subject to the terms and conditions of the Plan.

(o)	“Restricted Stock Award” means an award, granted under Section 13 of this Plan, of shares of Common Stock issued to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions and other terms and conditions as are established by the Committee.